Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WESTLAKE CHEMICAL CORPORATION

Westlake Chemical Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment, which amends the Amended and Restated Certificate of Incorporation of the Corporation, as described below, and does hereby further certify that:

1. The name of the Corporation is Westlake Chemical Corporation.

2. The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the amendments to the Certificate of Incorporation that this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is effecting, and the Corporation’s stockholders have duly adopted those amendments, all in accordance with the provisions of Section 242 of the DGCL.

3. The first sentence of the first paragraph of paragraph (b) of ARTICLE FIFTH of the Amended and Restated Certificate of Incorporation is deleted in its entirety and substituted with:

“(b) Number, Election and Terms of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed from time to time by a majority of the directors then in office, subject to an increase in the number of directors by reason of any provisions contained in or established pursuant to Article FOURTH, but in any event shall not be less than one nor more than 15, plus that number of directors who may be elected by the holders of any one or more series of Preferred Stock voting separately as a class pursuant to the provisions applicable in the case or arrearages in the payment of dividends or other defaults contained in this Amended and Restated Certificate of Incorporation or the Board of Directors’ resolution providing for the establishment of any series of Preferred Stock.”